SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ______________

Commission File Number 0-5449

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comarco, Inc.

2 Cromwell

Irvine, CA 92618

COMARCO, INC. AND SUBSIDIARIES

SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

COMARCO, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Comarco, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years ended December 31, 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of December 31, 2004 and the year then ended was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule - Schedule H, Line 4i- Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    Lesley, Thomas, Schwarz & Postma, Inc.

Newport Beach, California

June 22, 2005

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
Investments, at fair value (Note 3)	$17,498,000	$17,069,000

Net assets available for benefits	$17,498,000	$17,069,000

The accompanying notes are an integral part of these financial statements.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2004	2003	2002
Net assets available for benefits, beginning of year	$17,069,000	$13,599,000	$17,837,000

Additions:
Contributions:
Employer	391,000	408,000	520,000
Employee	619,000	685,000	841,000
Rollovers	74,000	66,000	53,000
Interest and dividends	108,000	91,000	87,000
Net realized and unrealized appreciation of investments	668,000	2,968,000	—
Other income	4,000	—	—

Total additions	1,864,000	4,218,000	1,501,000

Deductions:
Plan distributions	1,352,000	685,000	1,894,000
Administrative expenses (Note 4)	83,000	63,000	68,000
Net realized and unrealized depreciation of investments	—	—	3,777,000

Total deductions	1,435,000	748,000	5,739,000

Net increase (decrease)	429,000	3,470,000	(4,238,000)

Net assets available for benefits, end of year	$17,498,000	$17,069,000	$13,599,000

The accompanying notes are an integral part of these financial statements.

COMARCO, INC. AND SUBSIDIARIES

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the Comarco, Inc. Savings and Retirement Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Comarco, Inc. and subsidiaries (“the Company” or “the Plan Sponsor”) who have at least 30 days of service and are age 18 or older. Employees are eligible to participate in the Plan on the first of the month following 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For Plan purposes, all participants are employed in one of two separate business areas; Comarco, Inc. or Comarco Wireless Technologies, Inc. (“Wireless”).

Contributions

Employee contributions to the Plan may range from 1% to 20% of eligible earnings for participants of Comarco, Inc. and Wireless, subject to certain limitations. The Company contributes 100% of the first 5% of earnings that a participant contributes to the Plan. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan. There were no discretionary contributions made to the Plan during each of the years in the three-year period ended December 31, 2004. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Loans

Effective January 1, 2000, the Plan permits participants to obtain two loans from their account balances, subject to certain IRS limitations. The loans are repaid over fixed time periods covering up to 5 years (15 years for the purchase of a principal residence) with interest rates ranging from 6.0% to 9.0%. All loans are secured by the participant’s account balance.

Vesting

Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Company contributions plus actual earnings thereon generally vest ratably over a four year period.

Exceptions to the vesting schedules for Comarco, Inc. and Wireless are the Company contributions that are invested in the Company’s Stock-100 Fund, which are immediately 100% vested. (The Stock 100 Fund is no longer an investment option for the participants).

During 2000 the Company underwent a divestiture of several major divisions. All participants who were employed in these divisions at the date of the divestiture were immediately 100% vested in all Company contributions.

COMARCO, INC. AND SUBSIDIARIES

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeited Amounts

At December 31, 2004 and 2003, forfeited non-vested accounts totaled $70,000 and $100,000, respectively. These accounts can be used to restore the accounts of former participants, or reduce Plan expenses or Company contributions. In 2004, 2003, and 2002, Company contributions totaling $165,000, $78,000, and $0 were made from forfeited non-vested accounts, respectively. Also, in 2004, 2003, and 2002, plan expenses were reduced by $6,000, $6,000, and $12,000 from forfeited non-vested accounts, respectively.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or annuity payments if the participant was hired before January 1, 1989. Participants with accrued benefits greater than $5,000 may elect to delay receiving benefits until reaching age 70 1/2.

Investment Options

As of December 31, 2004 participant contributions to the Plan can be made to one of the seventeen investment options (ML Ret Preservation Trust, Loomis Sayles Bond Fund Admin, Lord Abbett Small Cap Value FD P, Hotchkis & Wiley Large Cap Value A, American Cap World Growth & Income R3, American Growth FD of Amer R3, American Income FD OF, Scudder Rreef Real Estate Sec, Scudder Dreman Small Cap Value FD A, Blackrock Govt Inc Port CL A, Oppenheimer Dev Mkts FD CL A, ML S&P 500 Index Fund CL I, Thornburg Inter Value FD A, Fidelity Adv Small Cap FD CL T, Pimco Pea Renaissance FD CL A, Davis NY Venture FD CL A, or Comarco, Inc. common stock) as designated by the participant.

2.	Significant Accounting Policies

Basis of Accounting

The Plan prepares its financial statements on the accrual basis of accounting.

Non Distributed Benefits

The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.

Investment Valuation and Income Recognition

The mutual funds and Comarco, Inc. common stock are valued at the quoted market prices. The common / collective trust fund is valued by a financial institution based on the quoted market values of the underlying investments held by the fund. The difference between cost and fair value of investments is recognized as a realized gain or loss at the date of disposition using the first-in, first-out method. Purchases and dispositions are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contribution Funding

Participant contributions and employer matching contributions are funded on a bi-weekly basis.

COMARCO, INC. AND SUBSIDIARIES

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments

All amounts contributed to the Plan have been deposited with the Funding Agent, Merrill Lynch Trust Company. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31,
	2004			2003
Identity of Party and Description of Asset	Shares/ Units	Fair Value		Shares/ Units	Fair Value
Cash and Cash Equivalents:
Short-Term Investment Fund Cash	—	$—		—	$5,000
Cash	—	130,000		—	—

Common/Collective Trust Fund:
Stable Value Fund	—	—		332,000	4,664,000	*
ML RET Preservation Trust	3,977,000	3,977,000	*	—	—

Mutual Funds:
Multi SEC Fixed Income Fund	—	—		89,000	681,000
Large Cap Value Equity Fund	—	—		238,000	2,364,000	*
Small Cap Value Equity Fund	—	—		7,000	101,000
International Fixed Income Fund	—	—		15,000	125,000
International Equity Fund	—	—		115,000	1,042,000	*
Emerging Market Equity Fund	—	—		27,000	210,000
Large Cap Growth Equity Fund	—	—		230,000	2,562,000	*
Small Cap Growth Equity Fund	—	—		207,000	2,649,000	*
S&P 500 Index Fund	—	—		43,000	484,000
Loomis Sayles Bond Fund Admin	17,000	238,000		—	—
Lord Abbett Small Cap Value FD P	2,000	46,000		—	—
Hotchkis & Wiley Large Cap Val	113,000	2,552,000	*	—	—
American Cap World GR & INC	—	6,000		—	—
American Growth FD of Amer R3	98,000	2,659,000	*	—	—
American Income FD OF	—	3,000		—	—
Scudder Rreef Real Estate Sec	1,000	27,000		—	—
Scudder Dreman Small Cap Value	13,000	438,000		—	—
Blackrock Govt Inc Port CL A	70,000	779,000		—	—
Oppenheimer Dev Mkts FD CL A	11,000	287,000		—	—
ML S&P 500 Index Fund CL I	41,000	609,000		—	—
Thornburg Inter Value FD A	64,000	1,302,000	*	—	—
Fidelity Adv Small Cap FD CL T	108,000	2,651,000	*	—	—
Pimco Pea Renaissance FD CL A	2,000	45,000		—	—
Davis NY Venture FD CL A	2,000	59,000		—	—

Total Mutual Funds		11,701,000			10,218,000

Comarco, Inc. common stock	185,000	1,595,000	*	187,000	2,059,000	*

Participant Loans		95,000			123,000

Total Investments		$17,498,000			$17,069,000

*	Represents 5% or more of Plan net assets.

COMARCO, INC. AND SUBSIDIARIES

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4.	Expenses of the Plan

The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent that they are not paid by the Company. Total Plan expenses of approximately $83,000, $63,000, and $68,000 in 2004, 2003 and 2002 respectively, were paid by the Plan.

5.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated February 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Plan Termination

The Company intends to continue the plan indefinitely but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.	Party-in-Interest

Certain Plan investments are managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments were managed by Smith Barney Corporate Trust Company (“SBS Trust”) and Consulting Group Capital Markets (“CGCM”), an investment division of SBS Trust. SBS Trust was the trustee of the Plan for plan years ending December 31, 2003 and 2002 and CGCM is a division of the trustee, and therefore, SBS Trust and CGCM qualify as parties-in-interest to the Plan in regard to these transactions.

8.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances, the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Schedule 1

COMARCO, INC. AND SUBSIDIARIES

SAVINGS AND RETIREMENT PLAN

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

FEIN: 95-2088894

Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Fair Value
*	ML	Cash	**	$130,000
*	ML	ML RET Preservation Trust, 3,976,635 shares	**	3,977,000
*	ML	Loomis Sayles Bond Fund Admin, 17,264 shares	**	238,000
*	ML	Lord Abbett Small Cap Value FD P, 1,663 shares	**	46,000
*	ML	Hotchkis & Wiley Large Cap Value A, 112,529 shares	**	2,552,000
*	ML	American Cap World GR & INC R3, 188 shares	**	6,000
*	ML	American Growth FD of Amer R3, 98,109 shares	**	2,659,000
*	ML	American Income FD OF, 170 shares	**	3,000
*	ML	Scudder Rreef Real Estate Sec, 1,326 shares	**	27,000
*	ML	Scudder Dreman Small Cap Value FD A, 13,374 shares	**	438,000
*	ML	Blackrock Govt Inc Port CL A, 70,129 shares	**	779,000
*	ML	Oppenheimer Dev Mkts FD CL A, 10,686 shares	**	287,000
*	ML	ML S&P 500 Index Fund CL I, 41,025 shares	**	609,000
*	ML	Thornburg Inter Value FD A, 63,842 shares	**	1,302,000
*	ML	Fidelity Adv Small Cap FD CL T, 107,615 shares	**	2,651,000
*	ML	Pimco Pea Renaissance FD CL A, 1,692 shares	**	45,000
*	ML	Davis NY Venture FD CL A, 1,936 shares	**	59,000

*	Comarco, Inc.	Comarco, Inc. common stock	**	1,595,000
		185,454 shares

*	Plan Participants	Participant Loans	$0	95,000
		Comarco, Inc.
		Various dates and rates of 6.0% to 9.0%

		Total Investments		$17,498,000

*	Party-in-interest

**	Historical cost information is not required for participant directed investment funds

See accompanying Report of Independent Registered Public Accounting Firm and notes to financial statements.

COMARCO, INC. AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

COMARCO, INC. SAVINGS AND RETIREMENT PLAN

/s/ THOMAS A. FRANZA
Thomas A. Franza
President and Chief Executive Officer
Comarco, Inc.

June 29, 2005